...tion Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

06018105

31st October 2006

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL


RECEIVED
2006 NOV -3 P 12:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  October 3rd, 4th, 5th, 6th, 6th, 9th, 11th, 12th, 13th, 13th, 13th, 13th, 18th, 19th, 19th, 20th, 20th, 23rd, 24th, 25th, 26th, 27th, 27th, 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

Encs.

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 October 2006 07:16
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8274J
William Hill PLC
03 October 2006

3rd October 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2nd October 2006 it purchased 155,000 of its ordinary shares of 10 pence each at an average price of 643.10 pence per share.
The highest price and lowest price paid for these shares were 645.50 pence and 641.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 155,000 ordinary shares at prices between 641.00 pence and 645.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 357,040,409 ordinary shares (excluding treasury shares) in issue and will hold 8,986,599 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUVNRNSRRRAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

RNS Number:9088J
William Hill PLC
04 October 2006

4th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 3rd October 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 639.90 pence per share. The highest price and lowest price paid for these shares were 644.00 pence and 636.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 636.50 pence and 644.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 356,790,409 ordinary shares (excluding treasury shares) in issue and will hold 8,986,599 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
Simon Lane, Group Finance Director Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 October 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9767J
William Hill PLC
05 October 2006

5th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 4th October 2006 it purchased 110,000 of its ordinary shares of 10 pence each at an average price of 644.40 pence per share.
The highest price and lowest price paid for these shares were 645.50 pence and 641.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 110,000 ordinary shares at prices between 641.00 pence and 645.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 356,680,409 ordinary shares (excluding treasury shares) in issue and will hold 8,986,599 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUSRBRNWRRRAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 October 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0491K
William Hill PLC
06 October 2006

6th October 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th October 2006 it purchased 105,000 of its ordinary shares of 10 pence each at an average price of 646.30 pence per share.
The highest price and lowest price paid for these shares were 647.00 pence and 645.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 105,000 ordinary shares at prices between 645.00 pence and 647.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 356,575,409 ordinary shares (excluding treasury shares) in issue and will hold 8,986,599 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRNVRRRAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 October 2006 16:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:1119K
William Hill PLC
06 October 2006

6 October 2006

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 6 October 2006, 1073 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

1955 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 356,578,437 ordinary shares in issue, in addition 8,983,571 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRILFEEIALRIIR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 October 2006 16:53
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1943K
William Hill PLC
09 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:

A/c 1472368 (154,609); A/c 258227 (245,099); A/c 4239749 (365,155); A/c 4240060 (35,039); A/c 427057 (209,205)

Bank of New York:

(26,461); A/c 210405 (225,534); A/c 221428 (178,932); A/c 367748 (514,204); A/c 392067 (629,630); A/c 768198 (98,462)

Barclays Capital Nominees Limited

(998,328); (106,647)

Barclays Global Investors Canada

(27,905)

Barclays Trust Co R69

(444)

BNP Paribas:

(115,557)

BNY (OCS) Nominees Ltd:

A/c 221476 (102,848)

BOISS NOMINEES LTD

A/c 4224361 (340,838)

BT Globenet Nominees Ltd:

A/c 501577191 (58,235)

Bank of Ireland Nominees Limited

CREST ID. 11X13 (90,000) (75,000)

Barclays Trust Co DMC69 (16,000)

Chase Nominees Ltd:

A/c 16376 (184,388); A/c 16669 (53,041); A/c 19518 (78,255); A/c 19519 (514,841); A/c 19520 (362,961); A/c 20947 (12,521,885); A/c 21359 (346,498); A/c 25772 (202,824); A/c 27793 (21,324); A/c 27797 (31,997); A/c 27800 (247,987); A/ c 28270 (333,045); A/c 35950 (185,944)

CIBC Mellon Global Securities:

(89,956)

Citibank:

A/c 6010064440 (30,342); A/c 6010640794 (96,127); A/c 6010782807 (121,285); A/c 601118 (18,634)

Credit Suisse Asset Management

A/c 083587 (32,229)

Deutsche Bank London:

A/c 8002041 (4,035); A/c 8003168 (1,079,838)

Gerrard Nominees Limited

A/c 602133 (1,100); A/C 605804 (600); A/C 608459 (575); A/C 651118 (3,500); A/C 642686 (800); 643975 (1,000); A/C 652198 (8,000); A/c 659442 (550)

Greig Middleton Nominees Limited

A/c GM1 (81,870); A/c GM3 523475DN (100,000)

HSBC:

A/c 813168 (338,127); A/c 845315 (14,501);

Investors Bank and Trust Co:

(10,028,093); (2,037,252);

JP Morgan (BGI Custody):

A/c 16256 (44,090); A/c 16267 (9,914); A/c 16268 (56,031); A/c 16331 (76,024); A /c 16338 (21,549); A/c 16341 (699,323); A/c 16342 (48,616); A/c 16344 (167,224); A/c 16345 (281,572); A/c 16400 (2,874,077); A/c 16612 (84,414); A/c 16901 (23,986); A/c 18409 (334,059); A/c 19514 (22,904); A/c 27803 (10,414); A/c 28166 (899,392); A/c 29514 (349,624); A/c 38245 (44,071); A/c 39515 (162,492); A/c 39525 (106,760); A/C 41133 (84,427)

JPM Frankfurt

A/c 39746 (86,790)

JPMorgan Chase Bank:

(765, 433); (12,679); (580,236); (533,413)

KAS Associates

A/c 3507261 (119,434)

Mellon Bank:

ABGFZ872482 (994,149); A/C TGGF0003002 (37,527);

Mellon Trust - US Custodian

(219,688)

Mellon Trust of New England:

(120,285);

Midland Bank (HSBC Bank PLC):

A/c 772823 (720,923)

Master Trust Bank

(285,557)

Mitsui Asset

(6,481)

Nordea Bank

A/c 213922 (111,312)

Northern Trust:

A/c CVS21 (350,250); A/c IPE01 (7,836); NER05 (29,616); SC098 (18,975); A/c TNF01 (84,747); A/c TRG01 (72,308); UKE01 (192,598); A/c USF12 (534,117);

Northern Trust Bank - BGI SEPA:

(535,329)

R C Greig Nominees Limited:

(505,380); (183,520); GP1 (32,985); GP1 (72,260); SA1 (16,696); SA1 (52,085); AK1 (185,873); AK1 (25,565); BL1 (52,840); BL1 (5,635); CM1 (9,870); CM1 (31,950);

State Street:

A/c 2RJ2 (35,615); A/c JD12 (193,342); A/c JFBL (102,397) A/c N3B3 (11,145); A/C N3B6 (87,980); A/c N3YL (9,796); A/c N3YZ (13,082); A/c NE5W (11,227); A/c X346 (18,773)

State Street Bank & Trust - WI

(205,105)

State Street and Trust Co

(26,632)

State Street Boston:

(403,766);

State Street Trust of Canada

(207,241);

The Northern Trust Company - U

(145,546)

Trust & Custody Services Bank

(343,478)

UBS:

A/c 370607.S1 (12,974)

Zeban Nominees Limited:

(23,133)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

9 October 2006

12. Total holding following this notification

49,636,073

13. Total percentage holding of issued class following this notification

13.91%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON

DEPUTY SECRETARY

TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON

DEPUTY COMPANY SECRETARY

Date of notification

9 October 2006

END
HOLFGMGGVLLGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 October 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2610K
William Hill PLC
11 October 2006

11th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 10th October 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 647.35 pence per share.
The highest price and lowest price paid for these shares were 649.00 pence and 645.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 645.00 pence and 649.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 356,378,437 ordinary shares (excluding treasury shares) in issue and will hold 8,983,571 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURRBRNORRAAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

RNS Number:3375K
William Hill PLC
12 October 2006

12th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 11th October 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 640.40 pence per share. The highest price and lowest price paid for these shares were 644.00 pence and 639.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 639.00 pence and 644.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 356,178,437 ordinary shares (excluding treasury shares) in issue and will hold 8,983,571 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 October 2006 10:53
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4301K
William Hill PLC
13 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	6,488,848
Chase Nominees Limited	27,543,300

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

13 October 2006

12. Total holding following this notification

34,032,148

13. Total percentage holding of issued class following this notification

9.556%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Sarah Anderson - 0208 918 3723

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

13 October 2006

END
HOLDGMMGGFLGVZM

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	13 October 2006 10:53
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4301K
William Hill PLC
13 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	6,488,848
Chase Nominees Limited	27,543,300

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

13 October 2006

12. Total holding following this notification

34,032,148

13. Total percentage holding of issued class following this notification

9.556%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Sarah Anderson - 0208 918 3723

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

13 October 2006

RNS Number:4562K
William Hill PLC
13 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

13 October 2006

12. Total holding following this notification

30,892,155

13. Total percentage holding of issued class following this notification

8.60%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

13 October 2006

....

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 October 2006 15:40
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:4659K
William Hill PLC
13 October 2006

13 October 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 13 October 2006, 37,576 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 355,996,013 ordinary shares in issue, in addition 8,945,995 ordinary shares are held in treasury.

Enquiries:

Helen Grantham   Company Secretary and General Counsel
                   020 8918 3600

END
POSILFVEIDLVLIR

RNS Number:6153K
William Hill PLC
18 October 2006

18th October 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 17th October 2006 it purchased 160,000 of its ordinary shares of 10 pence each at an average price of 635.7044 pence per share. The highest price and lowest price paid for these shares were 638.00 pence and 633.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 160,000 ordinary shares at prices between 633.00 pence and 638.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,836,013 ordinary shares (excluding treasury shares) in issue and will hold 8,945,995 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END

RNS Number:6860K
William Hill PLC
19 October 2006

19th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 18th October 2006 it purchased 140,000 of its ordinary shares of 10 pence each at an average price of 632.8196 pence per share. The highest price and lowest price paid for these shares were 637.00 pence and 627.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 140,000 ordinary shares at prices between 627.00 pence and 637.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,696,013 ordinary shares (excluding treasury shares) in issue and will hold 8,945,995 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 October 2006 11:31
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7200K
William Hill PLC
19 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
775,800	FPM	NORTHERN TRUST LONDON
334,400	FPM	MELLON BANK
140,500	FPM	BANK OF NEW YORK BRUSSELS
147,600	FPM	JP MORGAN BOURNEMOUTH
32,800	FPM	STATE STR BK AND TR CO LNDN (S
5,629,282	FMRCO	BROWN BROTHERS HARRIMAN AND CO
2,355,500	FMRCO	JPMORGAN CHASE BANK
11,655,847	FISL	JP MORGAN BOURNEMOUTH
4,819,204	FIL	JP MORGAN BOURNEMOUTH
156,600	FIL	BANK OF NEW YORK BRUSSELS
1,908	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,374,514	FII	JP MORGAN, BOURNEMOUTH
673,300	FII	BANK OF NEW YORK EUROPE LDN
28,222,555		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(2,669,600)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

19 October 2006

12. Total holding following this notification

28,222,555

13. Total percentage holding of issued class following this notification

7.93%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

19 October 2006

+

END
HOLZGMMGMLNGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 October 2006 12:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8115K
William Hill PLC
20 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	6,774,705
Chase Nominees Limited	28,884,770

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

20 October 2006

12. Total holding following this notification

35,659,475

13. Total percentage holding of issued class following this notification

10.025%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Sarah Anderson - 0208 918 3723

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

20 October 2006

END
HOLGGMZGZGFGVZM

RNS Number:7573K
William Hill PLC
20 October 2006

20th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 19th October 2006 it purchased 180,000 of its ordinary shares of 10 pence each at an average price of 634.4491 pence per share. The highest price and lowest price paid for these shares were 636.00 pence and 632.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 180,000 ordinary shares at prices between 632.00 pence and 636.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,516,013 ordinary shares (excluding treasury shares) in issue and will hold 8,945,995 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END

RNS Number:8412K
William Hill PLC
23 October 2006

23rd October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 20th October 2006 it purchased 149,000 of its ordinary shares of 10 pence each at an average price of 638.7139 pence per share. The highest price and lowest price paid for these shares were 639.50 pence and 637.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 149,000 ordinary shares at prices between 637.00 pence and 639.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,367,013 ordinary shares (excluding treasury shares) in issue and will hold 8,945,995 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 October 2006 12:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:9490K
William Hill PLC
24 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.

82 Devonshire Street

Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d

82 Devonshire Street

Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
775,800	FPM	NORTHERN TRUST LONDON
334,400	FPM	MELLON BANK
140,500	FPM	BANK OF NEW YORK BRUSSELS
147,600	FPM	JP MORGAN BOURNEMOUTH
32,800	FPM	STATE STR BK AND TR CO LNDN (S
4,729,282	FMRCO	BROWN BROTHERS HARRIMAN AND CO
1,355,500	FMRCO	JPMORGAN CHASE BANK
10,839,947	FISL	JP MORGAN BOURNEMOUTH
2,100,910	FIL	JP MORGAN BOURNEMOUTH
141,700	FIL	BANK OF NEW YORK BRUSSELS
1,908	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,266,000	FII	JP MORGAN, BOURNEMOUTH
673,300	FII	BANK OF NEW YORK EUROPE LDN
22,664,947		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(5,557,608)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

24 October 2006

12. Total holding following this notification

22,664,947

13. Total percentage holding of issued class following this notification

6.37%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

24 October 2006

....

+

END
HOLDGMZGZDZGVZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:9773K
William Hill PLC
25 October 2006

25th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 24th October 2006 it purchased 52,000 of its ordinary shares of 10 pence each at an average price of 647.51 pence per share. The highest price and lowest price paid for these shares were 649.00 pence and 645.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 52,000 ordinary shares at prices between 645.50 pence and 649.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,315,013 ordinary shares (excluding treasury shares) in issue and will hold 8,945,995 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUSRBRNRRRUAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:0552L
William Hill PLC
26 October 2006

26th October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 25th October 2006 it purchased 115,000 of its ordinary shares of 10 pence each at an average price of 648.52 pence per share. The highest price and lowest price paid for these shares were 649.00 pence and 647.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 115,000 ordinary shares at prices between 647.50 pence and 649.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,200,013 ordinary shares (excluding treasury shares) in issue and will hold 8,945,995 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVRBRNBRRUAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 October 2006 17:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1771L
William Hill PLC
27 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:

A/c 1472368 (137,481); A/c 258227 (235,502); A/c 4239749 (365,155); A/c 4240060 (28,877); A/c 427057 (209,205)

Bank of New York:

(26,461); A/c 210405 (225,534); A/c 221428 (178,932); A/c 367748 (514,204); A/c 392067 (629,630); A/c 768198 (83,896)

Barclays Capital Nominees Limited

(1,284,000); (106,647)

BNP Paribas:

(115,557)

BNY (OCS) Nominees Ltd:

A/c 221476 (100,073)

BOISS NOMINEES LTD

A/c 4224361 (341,610)

BT Globenet Nominees Ltd:

A/c 501577191 (58,235)

Bank of Ireland Nominees Limited

CREST ID. 11X13 (90,000)

Barclays Global Investors Canada

(27,905)

Barclays Trust Co R69

(444)

Barclays Trust Co DMC69 (16,000)

Chase Nominees Ltd:

A/c 16376 (186,310); A/c 16669 (53,041); A/c 19518 (78,255); A/c 19519 (469,897); A/c 19520 (353,671); A/c 20947 (12,464,050); A/c 21359 (346,498); A/c 25772 (202,824); A/c 27793 (21,324); A/c 27797 (31,997); A/c 27800 (247,987); A/ c 28270 (333,045); A/c 35950 (185,944)

CIBC Mellon Global Securities:

(167,133)

Citibank:

A/c22350 (167,133); A/c 6010640794 (96,127); A/c 6010782807 (121,285); A/c 601118 (18,634)

Credit Suisse Asset Management

A/c 083587 (32,229)

Deutsche Bank London:

A/c 8002041 (4,035); A/c 8003168 (1,079,838)

Gerrard Nominees Limited

A/c 602133 (1,100); A/C 605804 (600); A/C 606459 (575); A/C 651116 (5,500); A/C
642686 (800); 643975 (1,000); A/C 652198 (8,000); A/c 659442 (550)

Greig Middleton Nominees Limited

A/c GM1 (81,870); A/c GM3 523475DN (100,000)

HSBC:

A/c 813168 (338,127); A/c 845315 (14,501);

Investors Bank and Trust Co:

(10,009,486); (2,047,290);

JP Morgan (BGI Custody):

A/c 16256 (40,989); A/c 16267 (9,526); A/c 16268 (54,326); A/c 16331 (76,024); A /c 16338 (21,549); A/c 16341 (699,323); A/c 16342 (48,616); A/c 16344 (167,224); A/c 16345 (281,572); A/c 16400 (2,856,059); A/c 16612 (84,414); A/c 16901 (23,986); A/c 18409 (336,138); A/c 19514 (22,904); A/c 27803 (9,653); A/c 28166 (964,594); A/c 29514 (349,624); A/c 38245 (44,071); A/c 39515 (162,492); A/c 39525 (106,760)

JPM Frankfurt

A/c 39746 (86,790)

JPMorgan Chase Bank:

(772,661); (12,679); (529,343); (568,453)

KAS Associates

A/c 3507261 (119,434)

Mellon Bank:

ABGFZ872482 (994,149); A/C TGGF0003002 (37,527);

Mellon Trust - US Custodian

(219,688)

Mellon Trust of New England:

(120,285);

Midland Bank (HSBC Bank PLC):

A/c 772823 (730,371)

Master Trust Bank

(281,661)

Mitsui Asset

(6,481)

Nordea Bank

A/c 213922 (108,649)

Northern Trust:

A/c CVS21 (350,250); A/c IPE01 (7,836); NER05 (26,574); A/c TNF01 (83,746); A/c TRG01 (70,037); UKE01 (192,598); A/c USF12 (534,117);

Northern Trust Bank - BGI SEPA:

(535,329)

R C Greig Nominees Limited:

(505,930); (184,810); GP1 (33,910); GP1 (68,680); SA1 (16,696); SA1 (52,535); AK1 (191,998); AK1 (25,565); BL1 (54,085); BL1 (5,635); CM1 (9,870); CM1 (34,200);

State Street:

A/c 2RJ2 (35,615); A/c JD12 (189,597); A/c JFBL (102,397) A/c N3B3 (10,078); A/C N3B6 (87,980); A/c N3YL (8,882); A/c N3YZ (13,082); A/c NE5W (11,227); A/c X346 (16,943)

State Street Bank & Trust - WI

(286,842)

State Street Boston:

(396,170);

State Street Trust of Canada

(207,241);

The Northern Trust Company - U

(145,546)

Trust & Custody Services Bank

(343,478)

UBS:

A/c 370607.S1 (12,974)

Zeban Nominees Limited:

(23,133)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

27 October 2006

12. Total holding following this notification

49,792,628

13. Total percentage holding of issued class following this notification

14.01%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON

DEPUTY SECRETARY

TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON

DEPUTY COMPANY SECRETARY

Date of notification

27 October 2006

END
HOLZGMZGVNMGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 October 2006 16:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury shares

RNS Number:1707L
William Hill PLC
27 October 2006

27 October 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 27 October 2006, 19,563 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 355,219,576 ordinary shares in issue, in addition 8,926,432 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRILFSEIFLDFIR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 October 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2460L
William Hill PLC
31 October 2006

31st October 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 30th October 2006 it purchased 22,755 of its ordinary shares of 10 pence each at an average price of 649.00 pence per share.
The highest price and lowest price paid for these shares were 649.00 pence and 649.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 22,755 ordinary shares at 649.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 355,196,821 ordinary shares (excluding treasury shares) in issue and will hold 8,926,432 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSURRBRNVRROAA